

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 7, 2011

<u>Via E-mail</u>
Mr. Tony Chung
Chief Financial Officer
Liquidmetal Technologies, Inc.
30452 Esperanza
Rancho Santa Margarita, CA 92688

   Re: **Liquidmetal Technologies, Inc.**
      Form 10-K/A for Fiscal Year Ended December 31, 2010
      Filed December 6, 2011
      File No. 1-31332

Dear Mr. Chung:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ W. John Cash

        W. John Cash
        Branch Chief